UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 0-14948

Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc.
and Its Participating Subsidiaries

Date: June 25, 2008	By:	/s/ Thomas J. Hirsch
Thomas J. Hirsch
Executive Vice President and Chief Financial Officer of Fiserv, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

Appendix 1

401(k) SAVINGS PLAN OF FISERV, INC. AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements as of and for the Years Ended December 31, 2007 and 2006,

Supplemental Schedule as of December 31, 2007, and

Reports of Independent Registered Public Accounting Firms

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

the 401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries:

We have audited the accompanying statement of net assets available for benefits of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and this schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Milwaukee, WI

June 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

the 401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries:

We have audited the accompanying statement of net assets available for benefits of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Milwaukee, WI

June 22, 2007

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments:
Mutual funds	$978,535,897	$866,915,477
Fiserv stock fund	63,135,658	62,271,565
Participant loans	25,313,305	25,015,492
Common collective trust	67,247,995	57,005,331

Total investments	1,134,232,855	1,011,207,865

Receivables:
Employer contributions	41,014,959	49,252,863
Employee contributions	14,081	1,267,623

Total receivables	41,029,040	50,520,486

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,175,261,895	1,061,728,351

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(507,415)	548,543

NET ASSETS AVAILABLE FOR BENEFITS	$1,174,754,480	$1,062,276,894

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CONTRIBUTIONS:
Employee contributions	$69,970,553	$64,702,549
Employer contributions	41,025,466	49,344,272
Rollover contributions	7,283,046	6,665,900
Asset transfers into the Plan (Note 4)	20,803,911	6,877,089

Total contributions	139,082,976	127,589,810

INVESTMENT INCOME:
Dividends and interest	65,050,199	51,501,821
Interest on participant loans	1,982,280	1,915,121
Net (decrease) increase in fair value of investments	(721,100)	69,227,236

Total investment income	66,311,379	122,644,178

DEDUCTIONS:
Benefits paid to participants	92,795,771	71,370,863
Administrative expenses	120,998	172,771
Asset transfers out of the Plan (Note 4)	—	203,037

Total deductions	92,916,769	71,746,671

NET INCREASE	112,477,586	178,487,317

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,062,276,894	883,789,577

End of year	$1,174,754,480	$1,062,276,894

See notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for general information only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General — The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees, who are scheduled to work 1,000 hours per year with Fiserv, Inc. (the “Company”) or its participating subsidiaries are eligible to participate in the Plan on the first day of employment. If an employee is not scheduled to work 1,000 hours per year, but completes 1,000 hours of service during the twelve month period beginning with his or her hire date and ending on his or her one year anniversary of employment, he or she will become eligible for the Plan on the first day of the month following or coinciding with his or her anniversary date.

Contributions — Employer matching contributions are equal to 100% of the first 1% and 40% of the next 5% of salary reduction contributions made by the participants. However, to the extent permitted by ERISA and the Internal Revenue Code, the Board of Directors of Fiserv, Inc. may determine that such a contribution is not appropriate for a particular business unit based on the business unit’s profitability, in which case it may determine that there will be a lesser or no contribution. Additional employer contributions are also made at the discretion of the Board of Directors of Fiserv, Inc. subject to federal tax limitations.

Participants may elect to make salary reduction contributions not to exceed a maximum percentage of compensation designated by the Board of Directors, which was 50% of salary as defined in the Plan document at December 31, 2007 and 2006. Contributions are subject to federal tax limitations. Rollover contributions consist of participants’ transfers of balances into the Plan from other plans. Employer and employee contributions are invested solely as directed by Plan participants.

Effective January 1, 2007, the Plan was amended to allow participants to irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan after-tax and treated as includible in the computation of the participant’s personal income. Because the amounts are contributed after-tax, the deferrals and, in most cases, earnings on the deferrals, will not be subject to Federal income taxes when distributed to participants as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under law.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of participant forfeitures and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are entitled to the accumulated interest in their respective accounts as of their respective termination date, upon reaching age 65, death or permanent disability. In the event of termination of employment, a participant is entitled to receive the vested balance in his or her account under the Plan. Amounts contributed by the Company vest according to a five-year vesting schedule, pursuant to which participants become 40% vested after two years of employment with the Company and vest an additional 20% each year thereafter. Amounts contributed by participants vest immediately.

Forfeitures — Nonvested forfeitures totaled $1,017,939 and $857,080 at December 31, 2007 and 2006, respectively, and will be used to reduce future employer contributions. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. During the years ended December 31, 2007 and 2006, employer contributions were reduced by $846,335 and $1,022,878, respectively, from forfeited nonvested accounts.

Investment Options — Participants direct the investment of their account balance into various investment options of the Plan in 5% increments. The Plan offered 22 and 15 mutual funds, respectively, a common collective trust, and the Fiserv Stock Fund as investment options for participants as of December 31, 2007 and 2006.

Participant Loans — Participants may request a loan against their respective accounts of up to the lesser of $50,000 or 50% of the current market value of the vested and nonforfeitable balances in their accounts. The rate of interest charged on participant loans is determined by the administrator of the Plan and is set as of the loan request date (4.0% to 11.5% at December 31, 2007). Generally, loans require repayment within five years; however, certain loan maturities can be up to 30 years.

Payment of Benefits — Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his or her accounts. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1,000 but not more than $5,000, it will automatically be rolled over to a new individual retirement account at Vanguard, the third party administrator of the Plan. If the account balance is $1,000 or less a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5,000, the vested portion of his or her account will remain in the Plan until the participant or his or her representative elects to receive a distribution.

Upon termination of employment, as part of a distribution in a lump sum, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock. The Plan contains special rules prescribed by the Internal Revenue Code regarding the commencement of distributions to participants who attain age 70 1/2.

Administrative Expenses — Certain expenses incurred in connection with administering the Plan are paid by the Company. In addition, commissions paid with respect to the Fiserv Stock Fund are paid from such fund and fees charged by Vanguard with respect to loans are charged to the account of the participant to whom the loan is made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except the investment in the Vanguard Retirement Savings Trust Fund, a common collective trust which holds fully benefit-responsive guaranteed investment contracts, which is valued at fair value and then adjusted to contract value. This fund reported an average yield of 5.0% for 2007 and a crediting interest rate of 4.9% at December 31, 2007. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock of Fiserv, Inc. is valued at its year-end stock closing price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2007 and 2006, amounts due to participants who have elected to withdraw from participation in the plan were $0 and $653,439, respectively.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reconciliation of Financial Statements to Form 5500 — The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$1,174,754,480	$1,062,276,894
Benefits payable	—	(653,439)

Net assets available for benefits per Form 5500	$1,174,754,480	$1,061,623,455

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Benefits paid to participants per the financial statements	$92,795,771	$71,370,863
Benefits payable — beginning of year	(653,439)	(1,153,274)
Benefits payable — end of year	—	653,439

Benefits paid to participants per Form 5500	$92,142,332	$70,871,028

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006, were as follows:

	2007	2006
Fiserv Stock Fund*	$63,135,658	$62,271,565
Vanguard Windsor Fund*	106,408,922	111,901,267
Vanguard Wellington Fund Investor Shares*	264,824,340	231,239,966
Vanguard 500 Index Fund Investor Shares*	122,084,458	116,524,193
Vanguard Explorer Fund*	75,131,778	76,571,657
Vanguard LifeStrategy Moderate Growth Fund*	—	96,001,502
Vanguard International Value Fund*	66,898,138	55,096,409
Vanguard Retirement Savings Trust*	67,247,995	57,005,331

*	Represents a party-in-interest

The net (decrease) increase in the fair value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) were as follows:

	2007	2006
Mutual funds	$(4,285,734)	$58,217,748
Fiserv Stock Fund	3,564,634	11,009,488

Net (decrease) increase in fair value of investments	$(721,100)	$69,227,236

4.	ASSET TRANSFERS INTO AND OUT OF THE PLAN

Asset transfers into the Plan during the years ended December 31, 2007 and 2006, consisted of $20,803,911 and $6,877,089, respectively, of participant account balances transferred into the Plan from certain other terminated defined contribution plans. The plan sponsors of the terminated defined contribution plans were acquired by the Company.

Asset transfers out of the Plan during the years ended December 31, 2007 and 2006, were $0 and $203,037, respectively.

5.	PARTY-IN-INTEREST AND RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common collective trust managed by Vanguard. Vanguard is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held 1,137,784 and 1,187,935 shares, respectively, of common stock of Fiserv, Inc., the sponsoring employer, with a cost basis of $36,321,834 and $35,226,895, respectively. Fiserv, Inc. is a related party of the Plan.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 10, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

Identity of Issue	Description of Investment	Fair Value
American AAdvantage Small Cap Value Fund—Plan Ahead Class*	Mutual Fund	$6,872,485
Vanguard 500 Index Fund Investor Shares*	Mutual Fund	122,084,458
Vanguard Explorer Fund*	Mutual Fund	75,131,778
Vanguard Inflation-Protected Securities Fund*	Mutual Fund	6,080,189
Vanguard International Growth Fund*	Mutual Fund	23,866,535
Vanguard International Value Fund*	Mutual Fund	66,898,138
Vanguard Mid-Cap Index Fund*	Mutual Fund	44,684,264
Vanguard Morgan Growth Fund Investor Shares*	Mutual Fund	56,574,075
Vanguard Target Retirement 2005 Fund*	Mutual Fund	3,236,642
Vanguard Target Retirement 2010 Fund*	Mutual Fund	14,371,319
Vanguard Target Retirement 2015 Fund*	Mutual Fund	23,869,321
Vanguard Target Retirement 2020 Fund*	Mutual Fund	26,331,757
Vanguard Target Retirement 2025 Fund*	Mutual Fund	29,790,736
Vanguard Target Retirement 2030 Fund*	Mutual Fund	23,583,862
Vanguard Target Retirement 2035 Fund*	Mutual Fund	16,998,827
Vanguard Target Retirement 2040 Fund*	Mutual Fund	10,116,667
Vanguard Target Retirement 2045 Fund*	Mutual Fund	2,808,252
Vanguard Target Retirement 2050 Fund*	Mutual Fund	486,617
Vanguard Target Retirement Income*	Mutual Fund	760,439
Vanguard Total Bond Market Index Fund*	Mutual Fund	52,756,274
Vanguard Wellington Fund Investor Shares*	Mutual Fund	264,824,340
Vanguard Windsor Fund*	Mutual Fund	106,408,922
Vanguard Retirement Savings Trust*	Common Collective Trust	67,247,995
Fiserv Stock Fund*	Company Stock Fund	63,135,658
Loan Fund (4%—11.5%)	Participants Loans	25,313,305

TOTAL ASSETS (HELD AT END OF YEAR)		$1,134,232,855

*	Party-in-interest.

See Report of Independent Registered Public Accounting Firm.